UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2019

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
December 31, 2019 and 2018

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

By: Thermo Fisher Scientific Inc., Pension Committee

By:	/s/ Stephen Williamson
Stephen Williamson
Senior Vice President, Chief Financial Officer and
Member of the Pension Committee

Date: June 18, 2020

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2019 and 2018

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Index

*Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2019 and schedule of reportable transactions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PricewaterhouseCoopers LLP
Boston, Massachusetts
June 18, 2020

We have served as the Plan’s auditor since 2002.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

(In thousands)	2019	2018

Assets
Cash	$90	$82
Investments, at fair value (Notes 2 and 4)	5,607,458	4,263,197

Receivables
Employer contributions	5,606	4,548
Participant contributions	174	14
Notes receivable from participants	62,065	52,843

Total receivables	67,845	57,405

Net assets available for benefits	$5,675,393	$4,320,684

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

(In thousands)	2019

Additions
Investment income
Dividend income	$35,029
Net appreciation in fair value of investments	1,003,031

Total investment gain, net	1,038,060

Interest income on notes receivable from participants	3,223

Contributions
Employer	146,038
Participants	231,079
Participant rollovers	47,673

Total contributions	424,790

Total additions, net	1,466,073

Deductions
Benefits paid to participants	366,355
Administrative expenses	208

Total deductions	366,563

Net increase in net assets available for benefits prior to merger	1,099,510

Merger of 401(k) plans (Note 1)	255,199

Net increase in net assets available for benefits	1,354,709

Net Assets Available for Benefits
Beginning of year	4,320,684

End of year	$5,675,393

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 1.  Plan Description
        The following description of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
        The Plan is a defined contribution plan for the benefit of certain employees of Thermo Fisher Scientific Inc. (the “Plan Sponsor” or the “Company”). T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Mergers
        The Company acquired Patheon, Inc. in August 2017. Effective January 1, 2019, the Patheon U.S. Retirement Savings Plan (the “Patheon Plan”) was merged into the Plan. The assets of the Patheon Plan were held by the trustee, Voya Financial, on December 31, 2018 and were liquidated and proceeds were transferred into the Plan in January 2019. The aggregate value of the proceeds transferred was $254,629,000.
        The Company acquired Linkage Biosciences, Inc., in July 2017. Effective January 28, 2019, the Linkage Biosciences, Inc. 401(k) Plan (the “Linkage Plan”) was merged into the Plan. The assets of the Linkage Plan were held by the trustee, Paychex, on December 31, 2018 and were liquidated and proceeds were transferred into the Plan in January 2019. The aggregate value of the proceeds transferred was $570,000.
        The Company acquired Becton, Dickinson and Company's Advanced Bioprocessing business in October 2018. Effective February 11, 2019, plan assets belonging to the Advanced Bioprocessing business employees participating in the Becton, Dickinson and Company 401(k) plan (the "AB Plan") were rolled over into the Plan. The assets of the AB Plan were held by the trustee, Fidelity, on December 31, 2018 and the assets belonging to the Advanced Bioprocessing business employees were liquidated and proceeds were transferred into the Plan in February 2019. The aggregate value of the assets transferred from the AB Plan was $7,830,000 and is included in participant rollovers in the Statement of Changes in Net Assets Available for Benefits.
Eligibility
        U.S. employees (as defined by the Plan) of the Company and its participating subsidiaries are generally eligible to participate in the Plan and receive Company matching contributions upon their date of hire (or rehire). Participants of certain unions may be eligible to participate in the Plan upon their date of hire (or rehire) but are not eligible for an allocation of Company contributions until the completion of one year of service.
Contributions
        Each year participants may contribute on a combined pre-tax and after tax (Roth) basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans (“Participant Rollovers”). The Company’s non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. For certain union group participants from the former AB Plan, the Company’s non-discretionary match is equal to 75% of the first 6% (or 4.5%) of eligible contributions to the Plan. Participants direct the investment of their contributions and the Company match into various investment options including investment

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2019 and 2018

funds and the Company’s common stock. Contributions are subject to certain limitations. Employee contributions and Company match are recorded on a bi-weekly basis or weekly for those employees on a weekly payroll.

        For participants of the Company's cash balance plan prior to December 31, 2005, when the cash balance plan was frozen, the Company also contributes 0.5% of eligible participants' or 2.5% of certain union participants' compensation. Such contributions were $800,000 in 2019 and are included in employer contributions on the accompanying Statement of Changes in Net Assets Available for Benefits.
        The Plan includes an auto-enrollment provision whereby all newly eligible employees (except for the Fair Lawn and Local 246 union groups) are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated asset allocation trust fund until changed by the participant.
Participant Accounts
        Each participant’s account is credited with the participant’s contributions, the Company matching contributions and income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.
Administrative Expenses
        The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan which are not included in the Statement of Changes in Net Assets Available for Benefits. Expenses reported in the Statement of Changes in Net Assets Available for Benefits include both administrative fees for loan transactions, which are paid by the participants, and the fees paid from the administrative budget account as described below.
Administrative Budget Account
        T. Rowe Price earns a set fee for recordkeeping services. Prior to January 2013, if the Plan’s share of investment expenses incurred by the mutual funds and other investments held by the Plan exceeded this fee amount, the excess was deposited by T. Rowe Price into a non-participant directed account which could be used to pay other Plan expenses, such as audit and investment consultation fees. In January 2013, the Plan’s share of investment expenses was reduced to match the fee for recordkeeping services. The remaining balance of the account is held in the Vanguard Treasury Money Market Investment Fund. During 2019, Plan expenses of $296,000 were paid from the administrative budget account, which was offset by $479,000 in credits received in connection with the recordkeeping services agreement the Plan has with T. Rowe Price.  Such refunds are reflected as a reduction in administrative expenses on the accompanying Statement of Changes in Net Assets Available for Benefits.
        At December 31, 2019 and 2018, there was $313,000 and $124,000, respectively, in this account available to pay future Plan expenses.
Vesting
        Participants are immediately vested in their contributions from rollovers of previous employers’ eligible qualified plans, voluntary contributions and any income or losses on those balances. Participants become 100% vested in the Company’s matching contributions, plus any income or losses on those balances, after two years of

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2019 and 2018

service. The Company acquired Affymetrix, Inc. in March 2016. Effective December 16, 2016, the Affymetrix, Inc. Employee Savings and Investment Plan (the “Affymetrix Plan”) was merged into the Plan. Amounts contributed by Affymetrix for participants of the Affymetrix Plan and transferred to the Plan as part of the merger of the Affymetrix Plan in 2016 continue to vest according to the Affymetrix Plan vesting schedule, generally i) 25% per year of service, or ii) 100% at age 55 or death or disability prior to the termination of employment. Any amounts contributed to the Plan for such participants after December 16, 2016 is subject to the Plan's regular vesting schedule.
Notes Receivable from Participants
        Participants may borrow from their account balance. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant’s account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar month. The interest rates on existing loans ranged from 2.15% to 9.75% at December 31, 2019 and 2018. Principal and interest are repaid through payroll deductions for current employees.
Benefit Payments and Plan Withdrawals
        Upon termination of service, a participant (or beneficiary) may elect to receive the participant’s account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.
Forfeited Accounts
        At December 31, 2019 and 2018, forfeited nonvested accounts totaled $772,000 and $449,000, respectively. These accounts can be used to reduce future employer contributions. In 2019, the total amount of forfeitures were $3,853,000, and employer contributions were reduced by $4,142,000 from forfeited nonvested accounts. The total amount of forfeitures above includes investment gains and losses on the forfeited nonvested accounts. In connection with the merger of the Patheon Plan, forfeiture account assets of $612,000 were transferred into the Plan in January 2019.

Note 2.  Summary of Significant Accounting Policies
Basis of Accounting
        The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
        The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2019 and 2018

Investment Valuation and Income Recognition
        Investments are stated at fair value. Shares of mutual funds are valued at net asset value at year-end. The Plan’s interests in collective trusts are valued based on the net asset value per share as provided by the trustee of the fund, which is used as a practical expedient to estimate fair value. The Company’s common stock is valued based on quoted market prices. Refer to Note 4 for more information on valuation of the Plan’s investments.
        The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. This fund’s investments meet the fully benefit-responsive investment contract criteria and therefore the underlying investment and related transactions are reported at contract value. The T.Rowe Price Stable Value Common Trust Fund’s net asset value is therefore computed on a contract value basis. This net asset value represents the Plan’s fair value as the net asset value is the basis upon which the Plan transacts with the fund.
        Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
        In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and the change in unrealized appreciation or depreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.
        Investment contracts held by a defined-contribution plan are required to be reported at contract value. The Plan invests in investment contracts through certain collective trusts. The Statements of Net Assets Available for Benefits presents the investments in the collective trusts at contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is also prepared on a contract value basis.
Payment of Benefits
        Benefits are recorded when paid.
Notes Receivable from Participants
        Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Risks and Uncertainties
        The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2019 and 2018

Subsequent Events
        The Plan has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes.
        In March 2020, the World Health Organization declared the 2019 novel coronavirus ("COVID-19") to be a global pandemic. COVID-19 has affected, and may continue to affect, economic activity and the values of investment securities have been subject to significant volatility. Because of the uncertainty of the duration or impact of the pandemic, the extent of the impact of the COVID-19 outbreak on the Plan’s Net Assets Available for Benefits cannot be predicted at this time.

        On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was enacted and signed into law, resulting in supplemental plan rules and standards associated with loans and withdrawals by participants impacted by COVID-19. Key changes to the Plan include the following: increased loan limits for participants impacted by COVID-19 ($100,000 or 50% of participant account balance); provision for COVID-19-related withdrawals up to $100,000 for participants impacted by COVID-19; suspension of loan repayments due between March 27, 2020 and December 31, 2020 for up to one year for participants impacted by COVID-19; and no minimum distribution requirement in 2020.

        On June 28, 2019, the Company divested its Anatomical Pathology business to a third party and former employees of the divested business were no longer eligible to participate in the Plan effective April 1, 2020. Effective May 1, 2020, participant account balances and assets related to employees of the divested business with an aggregated value of $56,000,000 were transferred out of the Plan to the plan administered by the third party buyer.

Note 3.  Tax Status
        The Plan has received a favorable determination letter dated July 6, 2012, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan’s ERISA counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.
        Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

Note 4.   Fair Value Measurements
        The fair value accounting guidance requires that assets and liabilities carried at fair value, excluding assets measured at the net asset value per share (or its equivalent) practical expedient, be classified and disclosed in one of the following three categories:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2019 and 2018

        Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.
        Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.
        Level 3: Inputs are unobservable data points that are not corroborated by market data.
        The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
        The following table presents information about the Plan's investments measured at fair value on a recurring basis as of December 31, 2019:

(In thousands)	Total	Level 1	Level 2	Level 3	Not subject to leveling (1)

Mutual funds	$309,308	$309,308	$—	$—	$—
Common collective trusts	5,115,393	—	—	—	5,115,393
Common stock	182,757	182,757	—	—	—

Total investments at fair value	$5,607,458	$492,065	$—	$—	$5,115,393
(1) Investments measured at the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.
        The following table presents information about the Plan's investments measured at fair value on a recurring basis as of December 31, 2018:

(In thousands)	Total	Level 1	Level 2	Level 3	Not subject to leveling (1)

Mutual funds	$523,625	$523,625	$—	$—	$—
Common collective trusts	3,612,622	—	—	—	3,612,622
Common stock	126,950	126,950	—	—	—

Total investments at fair value	$4,263,197	$650,575	$—	$—	$3,612,622
(1) Investments measured at the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.
There were no transfers between levels during 2019 or 2018.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2019 and 2018

        The table below presents the fair value of Plan investments that are measured at the net asset value per share (or its equivalent) practical expedient:

	Fair Value as of
	December 31,		Unfunded	Redemption	Redemption
(In thousands)	2019	2018	Commitments	Frequency	Notice Period

Asset Category
Asset allocation funds	$3,871,472	$2,916,941	$—	Daily	1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Equity funds	787,144	408,159	—	Daily	0-1 day for participant withdrawals 0-90 days for Plan withdrawals
Fixed income funds	119,896	—	$—	Daily	1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Guaranteed investment contract funds	336,881	287,522	—	Daily	1 day notice for participant withdrawals 12-30 months for Plan withdrawals

	$5,115,393	$3,612,622	$—

Note 5.   Parties-in-Interest and Related-party Transactions
        Certain Plan investments are shares of mutual funds or interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee of the Plan. Therefore, transactions in these investments, including dividends earned of $7,411,000, qualify as party-in-interest transactions. Fees borne by the Plan for investment management services were included indirectly as a reduction of the return earned on each fund. Notes receivable from participants also qualify as party-in-interest transactions. Interest on notes receivable from participants was $3,223,000 in 2019.
        The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. As of December 31, 2019 and 2018, the Plan held 562,554 and 567,274 shares, respectively, of Company common stock. In 2019 and 2018, the Plan purchased shares of Company common stock on the open market having a value of $23,612,000 and $20,083,000, respectively. In 2019 and 2018, the Plan sold shares of Company common stock on the open market having a value of $25,396,000 and $19,229,000, respectively. In 2019 and 2018, the Plan received cash dividends of $423,000 and $375,000, respectively on shares of Company common stock held.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 6.  Plan Termination
        Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In such event, the assets of the Plan would be distributed to participants in accordance with Plan provisions.

Note 7.   Reconciliation of Financial Statements to Form 5500
        The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
(in thousands)	2019	2018

Net assets available for plan benefits per the financial statements	$5,675,393	$4,320,684

Deemed distribution of participants loans	(39)	(61)

Net assets available for plan benefits per the Form 5500	$5,675,354	$4,320,623

        The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500:

December 31,
(in thousands)	2019

Net increase in assets available for plan benefits per the financial statements	$1,354,709

Deemed distribution of participants loans	22

Net increase in assets available for plan benefits per the Form 5500	$1,354,731

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019
Supplemental Schedule
(In thousands)

Identity of Issue/Borrower,	Description of investments including maturity date,		Current Value
Lessor or Similar Party	rate of interest, collateral, par or maturity value	Cost	(In thousands)

Cash			$90

Mutual Funds
Dodge & Cox	Dodge & Cox Stock Fund	(2)	186,177
American Funds	American Funds EuroPacific Growth Fund, R6	(2)	112,515
Fidelity	Fidelity Total International Index Fund	(2)	5,675
Fidelity	Fidelity Inflation-Protected Bond Index Fund	(2)	3,418
Vanguard	Vanguard Treasury Money Market Inv.	$1,523	1,523
Total mutual funds			309,308

Common Collective Trusts
T. Rowe Price	Retirement 2030 Active Trust E (1)	(2)	721,420
T. Rowe Price	Retirement 2025 Active Trust E (1)	(2)	685,960
T. Rowe Price	Retirement 2035 Active Trust E (1)	(2)	643,682
T. Rowe Price	Retirement 2040 Active Trust E (1)	(2)	514,978
T. Rowe Price	Retirement 2020 Active Trust E (1)	(2)	453,859
T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund (1)	(2)	322,314
T. Rowe Price	Retirement 2045 Active Trust E (1)	(2)	318,079
State Street Global Advisors	State Street S&P 500 Index NL Fund, K	(2)	303,586
State Street Global Advisors	State Street Russell Small/Mid Cap Index Fund, K	(2)	225,156
T. Rowe Price	Retirement 2050 Active Trust E (1)	(2)	194,403
T. Rowe Price	T. Rowe Price Growth Stock Trust Class B (1)	(2)	170,362
T. Rowe Price	Retirement 2015 Active Trust E (1)	(2)	133,230
Fidelity	FIAM Core Plus Fund, C	(2)	111,269
T. Rowe Price	Retirement 2055 Active Trust E (1)	(2)	95,511
Jennison Associates	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	88,040
T. Rowe Price	Retirement 2010 Active Trust E (1)	(2)	52,010
T. Rowe Price	Retirement 2005 Active Trust E (1)	(2)	34,284
T. Rowe Price	Retirement 2060 Active Trust E (1)	(2)	24,056
T. Rowe Price	T. Rowe Price Patheon Stable Value Fund (1)	(2)	14,567
State Street Global Advisors	State Street U.S. Bond Index Fund, M	(2)	8,627
Total common collective trusts			5,115,393

Common Stock
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	182,757

Participant Loans	Participant Loans (for a term not exceeding 30 years
	at interest rates ranging from 2.15% to 9.75%) (1)	(2)	62,065

Total			$5,669,613
(1) Assets are a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and, therefore, is not included.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2019
Supplemental Schedule
(In thousands)

(A)	(B)	(C)	(D)	(G)	(H)	(I)
					Current
					Value of
Identity					Asset on
of Party	Description	Purchase	Selling	Cost of	Transaction	Net Gain/
Involved	of Asset	Price	Price	Asset	Date	(Loss)

State Street Global Advisors	Common Trust	222,885	—	222,885	222,885	—
State Street Global Advisors	Common Trust	16,029	16,388	16,029	16,388	359
Vanguard	Mutual Fund	22,124	—	22,124	22,124	—
Vanguard	Mutual Fund	230,897	240,095	230,897	240,095	9,198
State Street Global Advisors	Common Trust	34,886	—	34,886	34,886	—
State Street Global Advisors	Common Trust	262,121	286,741	262,121	286,741	24,620
State Street Global Advisors	Common Trust	284,797	—	284,797	284,797	—
State Street Global Advisors	Common Trust	5,944	6,090	5,944	6,090	146

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Exhibit Index
December 31, 2019 and 2018

Exhibit
Number	Description of Exhibit

23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm